UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): February 27, 2024

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland	85-1856425
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA	92660
(Full mailing address of principal executive offices)	(ZIP Code)

(949) 606-9897

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 4.	Change in Issuer’s Certifying Accountant

As previously disclosed, on December 15, 2023, Elevate.Money REIT I, Inc. (the “Company”) received a letter from its independent accounting firm, Baker Tilly US, LLP (“Baker Tilly”), informing the Company that Baker Tilly will resign as the Company’s accounting firm as of that date.

On February 27, 2024, the Company engaged Fruci & Associates II, PLLC (“Fruci”) as the Company’s new independent accounting firm to provide independent audit services of the Company’s financial statements for the year ended December 31, 2023. During the Company’s two most recent fiscal years and the subsequent period prior to engaging Fruci, the Company has not consulted Fruci with respect to (a) either (i) the application of accounting principles to a specified transaction, either completed or proposed; or (ii) the type of audit opinion that might be rendered on the Company's financial statements; or (b) any matter that was either the subject of a disagreement (as defined in Regulation S-K Item 304(a)(1)(iv) and the related instructions to such item) or a reportable event (as defined in Regulation S-K Item 304(a)(1)(v)).

Item 9.	Other Events

Change in Dividend Program

On March 1, 2024, the Company sent a letter to shareholders of the Company relating to the Company’s decision to pause the monthly declaration of dividends effective as of February 1, 2024. A copy of the letter to shareholders is attached hereto as Exhibit 99.1.

Safe Harbor Statement

This report contains forward-looking statements which are based on management’s current expectations and beliefs. Such forward-looking statements are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

EXHIBITS The following exhibits are filed herewith:

Exhibit No. Description

99.1	Letter to Shareholders, dated March 1, 2024.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ Renee Ludwig
Renee Ludwig
Chief Executive Officer

Date: March 4, 2024